EXHIBIT 99.1

Focus Media to Announce Second Quarter 2009 Financial Results on September 18, 2009

Shanghai, China, September 15, 2009 – Focus Media Holding Limited (Nasdaq: FMCN), China’s leading multi-platform digital media company, announced today that it will report its financial results for the second quarter ended June 30, 2009 on September 18, 2009 (U.S. Eastern Time) before market open.

The Company will host a conference call to discuss the second quarter 2009 results at 9:00 p.m. U.S. Eastern Time on September 20, 2009 (6:00 p.m. U.S. Pacific Time on September 20, 2009 and 9:00 a.m. Beijing/Hong Kong Time on September 21, 2009). The dial-in details for the live conference call are set forth below: U.S. Toll Free Number+1-866-271-6130, Hong Kong dial-in number +852-3002-1672, International dial-in number +1-617-213-8894; Pass code: 96432802.

A replay of the call will be available from September 20, 2009 11:00 pm until September 27, 2009 (US Eastern Time). The dial-in details for the replay are set forth below: U.S. Toll Free Number+1-888-286-8010
        , International dial-in number +1-617-801-6888; Pass code 36821287. Additionally, a live and archived web cast of this call will be available on the Focus Media web site at http://ir.focusmedia.cn

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of mobile handset advertising and Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard, mobile handset advertising networks and Internet advertising platforms. As of March 31, 2009, Focus Media’s digital out-of-home advertising network had approximately 131,000 LCD display and digital frames in its commercial location network and approximately 328,000 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China, and approximately 230 outdoor LED billboard displays in Shanghai and Beijing. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn